Exhibit 99.1

Ambow Education Announces Fourth Quarter and Full Year 2019 Financial Results

BEIJING, April 22, 2020 -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading national provider of educational and career enhancement services in China, today announced its audited financial and operating results for the fourth quarter and fiscal year ended December 31, 2019.

“We are pleased to conclude fiscal year 2019 with solid fourth quarter results,” said Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “Throughout the year, we continued our efforts and investment in new technology advancement and innovative education service offerings to strengthen our leadership in the career enhancement services market and further develop our cross-border education service platform. Looking ahead, by continuing to build and integrate our robust portfolio of international assets and partnerships, we believe we are well positioned to capture the opportunities in the underserved cross-border career education market between the U.S. and China.”

“We are closely monitoring the evolving situation brought about by the COVID-19 pandemic, and have taken numerous safeguarding measures to protect our employees and support the communities in which we operate. Notably, we have rolled out new initiatives to support the Chinese government’s plan of moving classroom school learning online during this period of prolonged school closures. Leveraging our expertise in online education, strong technology capabilities, and best-of-breed educational content, we promptly launched a series of online class programs, including our VIP classes focused on Big Data and Internet of Things (“IoT”) taught by leading professionals from around the world. We have also added new career planning classes to enhance the competitive skills and knowledge that will be required by students in the more challenging job market emerging from the global business downturn. These initiatives underline our mission, which is to address critical demands in the education market and bridge the gaps between higher education and the career aspirations of students,” concluded Dr. Huang.

Fourth Quarter 2019 Financial Highlights

•	Net revenues for the fourth quarter of 2019 increased by 1.2% to US$24.9 million from US$24.6 million in the same period of 2018. This increase was mainly driven by higher student enrollment.

•	Gross profit for the fourth quarter of 2019 decreased by 3.6% to US$8.0 million from US$8.3 million in the same period of 2018. Gross profit margin was 32.1%, compared with 33.7% for the fourth quarter of 2018.

•	Operating expenses for the fourth quarter of 2019 increased by 47.8% to US$10.2 million from US$6.9 million for the same period of 2018. The increase of operating expenses was primarily due to a one-time bad debt expense recovery and reversal of US$2.9 million in the fourth quarter of 2018.

•	Net loss attributable to ordinary shareholders in the fourth quarter of 2019 was US$1.7 million, or US$0.04 per basic and diluted share, compared with a net income of US$4.5 million, or US$0.10 per basic and diluted share, for the fourth quarter of 2018.

•	As of December 31, 2019, Ambow maintained strong cash resources of US$35.3 million, comprised of cash and cash equivalents of US$22.6 million and short-term investments of US$12.7 million.

•	As of December 31, 2019, the Company’s deferred revenue balance was US$23.7 million, representing a 30.9% increase from US$18.1 million as of December 31, 2018, mainly attributable to the tuition and fees collected in the K-12 segment for the 2019-2020 academic year and tuition collected from our education service platforms.

Fiscal Year 2019 Financial Highlights

•	Net revenues for fiscal year 2019 increased by 8.5% to US$83.9 million from US$77.3 million in 2018. This increase was mainly driven by higher student enrollment.

•	Gross profit for the fiscal year 2019 decreased by 0.4% to US$28.0 million from US$28.1 million in 2018. Gross profit margin was 33.4%, compared with 36.4% in 2018. The decrease in gross profit margin was primarily due to additional investments in new programs and new technology deployment.

•	Operating expenses for the fiscal year 2019 increased by 62.2% to US$42.0 million from US$25.9 million in 2018. The increase of operating expenses was primarily due to more marketing activities to promote student enrollment, additional investments in new programs and new technology deployment, increase in staff compensation and an impairment loss of goodwill and intangible assets of US$5.6 million recorded in 2019, and a one-time bad debt expense recovery and reversal of US$2.9 million in 2018.

•	Net loss attributable to ordinary shareholders for the fiscal year 2019 was US$14.4 million, or US$0.33 per basic and diluted share, compared with a net income of US$6.5 million, or US$0.16 per basic and diluted share, in 2018.

The Company's fourth quarter and fiscal year 2019 financial and operating results can also be found on its Form 6-K and Form 20-F filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the fourth quarter and the twelve months of 2019 are based on the effective exchange rate of 6.9618 as of December 31, 2019; all amounts translated from RMB to U.S. dollars for the fourth quarter and the twelve months of 2018 are based on the effective exchange rate of 6.8755 as of December 31, 2018. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,		As of December 31,
	2019		2018
	US$	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	22,638	157,600	211,436
Restricted cash	-	-	30,072
Short term investments, available for sale	8,257	57,487	47,208
Short term investments, held to maturity	4,453	31,000	70,000
Accounts receivable, net	2,577	17,939	18,132
Amounts due from related parties	333	2,318	1,105
Prepaid and other current assets, net	19,147	133,296	134,770
Loan receivable, current	-	-	42,677
Total current assets	57,405	399,640	555,400
Non-current assets:
Property and equipment, net	22,618	157,463	165,933
Land use rights, net	253	1,759	1,804
Intangible assets, net	8,131	56,607	92,412
Goodwill	8,669	60,353	73,166
Deferred tax assets, net	1,464	10,195	10,240
Operating lease right-of-use asset	36,968	257,361	-
Finance lease right-of-use asset	926	6,450	-
Other non-current assets, net	10,194	70,971	11,264

Total non-current assets	89,223	621,159	354,819

Total assets	146,628	1,020,799	910,219

LIABILITIES
Current liabilities:
Deferred revenue *	23,717	165,111	124,250
Accounts payable *	2,113	14,718	13,583
Accrued and other liabilities *	27,717	192,957	256,325
Borrowing from third party, current	-	-	41,179
Income taxes payable, current *	25,958	180,715	207,114
Amounts due to related parties *	283	1,971	2,696
Operating lease liability, current *	7,687	53,512	-
Total current liabilities	87,475	608,984	645,147
Non-current liabilities:
Consideration payable for acquisitions	-	-	1,322
Other non-current liabilities	-	-	979
Income taxes payable, non-current *	4,618	32,152	-
Operating lease liability, non-current *	31,036	216,067	-
Total non-current liabilities	35,654	248,219	2,301

Total liabilities	123,129	857,203	647,448

EQUITY
Preferred shares
(US$ 0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2018 and 2019)	-	-	-
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 38,756,289 and 38,858,199 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	105	730	728
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	13	90	90
Additional paid-in capital	504,000	3,508,745	3,507,123
Statutory reserve	2,899	20,185	20,149
Accumulated deficit	(484,331)	(3,371,815)	(3,271,838)
Accumulated other comprehensive income	911	6,341	8,305
Total Ambow Education Holding Ltd.’s equity	23,597	164,276	264,557
Non-controlling interests	(98)	(680)	(1,786)
Total equity	23,499	163,596	262,771
Total liabilities and equity	146,628	1,020,799	910,219

*	All of the VIE's assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company's general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
							Retained	Accumulated
	Class A Ordinary		Class C Ordinary		Additional		Earnings	other	Non-
	shares		shares		paid-in	Statutory	(Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit)	income	Interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771
Share-based compensation	-	-	-	-	872	-	-	-	-	872
Issuance of ordinary shares for restricted stock award	28,646	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,428)	-	(2,428)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	75	-	75
Net loss	-	-	-	-	-	-	(23,756)	-	(93)	(23,849)
Balance as of March 31, 2019	38,784,935	729	4,708,415	90	3,507,994	20,149	(3,295,594)	5,952	(1,879)	237,441
Share-based compensation	-	-	-	-	266	-	-	-	-	266
Issuance of ordinary shares for restricted stock award	19,097	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(746)	-	(746)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	173	-	173
Addition of noncontrolling interests resulting from new subsidiaries	-	-	-	-	-	-	-	-	502	502
Net income/(loss)	-	-	-	-	-	-	8,778	-	(180)	8,598
Balance as of June 30, 2019	38,804,032	729	4,708,415	90	3,508,260	20,149	(3,286,816)	5,379	(1,557)	246,234
Share-based compensation	-	-	-	-	244	-	-	-	-	244
Foreign currency translation adjustment	-	-	-	-	-	-	-	(93)	-	(93)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	501	-	501
Net (loss)/income	-	-	-	-	-	-	(72,811)	-	4	(72,807)
Balance as of September 30, 2019	38,804,032	729	4,708,415	90	3,508,504	20,149	(3,359,627)	5,787	(1,553)	174,079
Share-based compensation	-	-	-	-	242	-	-	-	-	242
Issuance of ordinary shares for restricted stock award	54,167	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	343	-	343
Appropriation to statutory reserves	-	-	-	-	-	36	(36)	-	-	-
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	211	-	211
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	306	306
Noncontrolling interests from new subsidiaries	-	-	-	-	-	-	-	-	783	783
Net loss	-	-	-	-	-	-	(12,152)	-	(216)	(12,368)
Balance as of December 31, 2019	38,858,199	730	4,708,415	90	3,508,745	20,185	(3,371,815)	6,341	(680)	163,596

Balance as of January 1, 2018	34,206,939	640	4,708,415	90	3,456,307	20,036	(3,316,715)	6,876	(1,275)	165,959
Share-based compensation	-	-	-	-	616	-	-	-	-	616
Issuance of ordinary shares for restricted stock award	30,187	1	-	-	(1)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	3,276	-	3,276
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	64	-	64
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(9)	(9)
Net (loss)/income	-	-	-	-	-	-	(7,062)	-	93	(6,969)
Balance as of March 31, 2018	34,237,126	641	4,708,415	90	3,456,922	20,036	(3,323,777)	10,216	(1,191)	162,937
Share-based compensation	-	-	-	-	618	-	-	-	-	618
Issuance of ordinary shares for restricted stock award	30,187	0	-	-	(0)	-	-	-	-	-
Issuance of ordinary shares on IPO	4,140,000	80	-	-	46,047	-	-	-	-	46,127
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,523)	-	(1,523)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	69	-	69
Buy-outs of noncontrolling interests	-	-	-	-	(2,619)	-	-	-	(1,885)	(4,504)
Deregistration of subsidiaries	-	-	-	-	-	-	-	-	(41)	(41)
Net income/(loss)	-	-	-	-	-	-	33,312	-	(143)	33,169
Balance as of June 30, 2018	38,407,313	721	4,708,415	90	3,500,968	20,036	(3,290,465)	8,762	(3,260)	236,852
Share-based compensation	-	-	-	-	655	-	-	-	-	655
Issuance of ordinary shares for restricted stock award	29,355	0	-	-	(0)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(501)	-	(501)
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	(114)	-	(114)
Buy-outs of noncontrolling interests	-	-	-	-	-	-	-	-	1	1
Net (loss)/income	-	-	-	-	-	-	(12,413)	-	89	(12,324)
Balance as of September 30, 2018	38,436,668	721	4,708,415	90	3,501,623	20,036	(3,302,878)	8,147	(3,170)	224,569
Share-based compensation	-	-	-	-	6,232	-	-	-	-	6,232
Issuance of ordinary shares for restricted stock award	319,621	7	-	-	(7)	-	-	-	-	-
Issuance of ordinary shares on IPO	-	-	-	-	(725)	-	-	-	-	(725)
Foreign currency translation adjustment	-	-	-	-	-	-	-	52	-	52
Appropriation to statutory reserves	-	-	-	-	-	113	(113)	-	-	-
Unrealized gain on investment, net of income taxes	-	-	-	-	-	-	-	106	-	106
Buy-outs of noncontrolling interests	-	-	-	-	-	-	-	-	3	3
Capital injection from minority shareholders	-	-	-	-	-	-	-	-	1,470	1,470
Net income/(loss)	-	-	-	-	-	-	31,153	-	(89)	31,064
Balance as of December 31, 2018	38,756,289	728	4,708,415	90	3,507,123	20,149	(3,271,838)	8,305	(1,786)	262,771

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,			For the three months ended December 31,
	2019	2019	2018	2019	2019	2018
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
Educational program and services	83,700	582,706	525,134	24,899	173,339	168,705
Intelligent program and services	173	1,203	6,374	1	10	340
Total net revenues	83,873	583,909	531,508	24,900	173,349	169,045
COST OF REVENUES
Educational program and services	(55,106)	(383,635)	(331,939)	(16,976)	(118,181)	(110,948)
Intelligent program and services	(755)	(5,259)	(6,204)	80	559	(1,016)
Total cost of revenues	(55,861)	(388,894)	(338,143)	(16,896)	(117,622)	(111,964)

GROSS PROFIT	28,012	195,015	193,365	8,004	55,727	57,081
Operating expenses:
Selling and marketing	(8,004)	(55,721)	(43,751)	(2,146)	(14,943)	(11,784)
General and administrative	(27,926)	(194,417)	(132,718)	(7,743)	(53,907)	(35,846)
Research and development	(545)	(3,793)	(1,513)	(321)	(2,238)	134
Impairment loss	(5,567)	(38,754)	-	-	-	-
Total operating expenses	(42,042)	(292,685)	(177,982)	(10,210)	(71,088)	(47,496)

OPERATING (LOSS) INCOME	(14,030)	(97,670)	15,383	(2,206)	(15,361)	9,585

OTHER INCOME (EXPENSES)
Interest income	773	5,379	6,652	292	2,036	1,285
Foreign exchange gain, net	3	23	372	(3)	(23)	218
Other income, net	57	396	1,447	29	203	930
Gain from derecognition of liabilities	-	-	15,226	-	-	15,226
Gain on deregistration of subsidiaries	264	1,841	2,858	81	562	(362)
Gain from fair value change of contingent consideration payable	190	1,322	5,444	190	1,322	5,444
Gain on sale of investment available for sale	172	1,200	1,056	112	778	297
Total other income	1,459	10,161	33,055	701	4,878	23,038
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(12,571)	(87,509)	48,438	(1,505)	(10,483)	32,623
Income tax expense	(1,855)	(12,917)	(3,498)	(271)	(1,885)	(1,559)

NET (LOSS) INCOME	(14,426)	(100,426)	44,940	(1,776)	(12,368)	31,064
Less: Net loss attributable to non-controlling interest	(70)	(485)	(50)	(31)	(216)	(89)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(14,356)	(99,941)	44,990	(1,745)	(12,152)	31,153

NET (LOSS) INCOME	(14,426)	(100,426)	44,940	(1,776)	(12,368)	31,064

OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	(420)	(2,924)	1,304	49	343	52
Unrealized gains on short term investments
Unrealized holding gains arising during period	294	2,046	776	116	808	330
Less: reclassification adjustment for gains included in net income	156	1,086	651	86	597	224
Other comprehensive (loss) income	(282)	(1,964)	1,429	79	554	158

TOTAL COMPREHENSIVE (LOSS) INCOME	(14,708)	(102,390)	46,369	(1,697)	(11,814)	31,222

Net (loss) income per share - basic	(0.33)	(2.30)	1.09	(0.04)	(0.28)	0.72

Net (loss) income per share - diluted	(0.33)	(2.30)	1.08	(0.04)	(0.28)	0.71

Weighted average shares used in calculating basic net (loss) income per share	43,505,175	43,505,175	41,342,597	43,529,884	43,529,884	43,255,473

Weighted average shares used in calculating diluted net (loss) income per share	43,505,175	43,505,175	41,671,763	43,529,884	43,529,884	43,589,336

Discussion of Segment Operations

(All amounts in thousands)

	For the years ended December 31,			For the three months ended December 31,
	2019	2019	2018	2019	2019	2018
	US$	RMB	RMB	US$	RMB	RMB

NET REVENUES
K-12 Schools *	45,067	313,747	277,790	15,877	110,533	101,614
CP&CE Programs *	38,806	270,162	253,718	9,023	62,816	67,431
Total net revenues	83,873	583,909	531,508	24,900	173,349	169,045
COST OF REVENUES
K-12 Schools *	(28,306)	(197,064)	(178,645)	(9,793)	(68,177)	(69,958)
CP&CE Programs *	(27,555)	(191,830)	(159,498)	(7,103)	(49,445)	(42,006)
Total cost of revenues	(55,861)	(388,894)	(338,143)	(16,896)	(117,622)	(111,964)
GROSS PROFIT
K-12 Schools *	16,761	116,683	99,145	6,084	42,356	31,656
CP&CE Programs *	11,251	78,332	94,220	1,920	13,371	25,425
Total gross profit	28,012	195,015	193,365	8,004	55,727	57,081

*	Ambow previously had three reportable segments, including Better School, Better Job and Others for the years prior to 2019. In 2019, in response to the shift of business development focus, Ambow changed its management approach to organize reportable segments to make operating decisions and assess performance. New reportable segments include K-12 schools and College Preparation & Career Enhancement Programs (“CP&CE Programs”), which provide K-12 educational services and tutoring and vocational educational services, respectively.